

Making the world a smaller place

Sit International Growth Fund

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Fund Details

Inception Date:	11/1/91
Fund Assets (Millions):	$22.1
Wtd. Avg. Market Cap (Billions):	$82.2
Median Market Cap (Billions):	$45.8
Ticker:	SNGRX
CUSIP:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.50%

Average Annual Returns


Sit International Growth Fund
MSCI EAFE Index
20%
10%
0%
-10%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit International Growth Fund seeks long-term growth by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal and monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social and political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Risk-Reward Profile


LOW
HIGH

The Sit International Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in common stocks of companies domiciled outside the United States.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.2 billion (as of 3/31/19). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit



Tasha M. Murdoff

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Information reported as of March 31, 2019

Average Annual Returns (%)



Sit International Growth Fund
MSCI EAFE Index
15%
10%
5%
0%
-5%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
		Annualized Returns				
Sit International Growth Fund	**13.12**	**-3.62**	**4.37**	**1.29**	**8.16**	**3.80**
Morgan Stanley EAFE Index	9.98	-3.71	7.27	2.33	8.96	5.17

*Inception Date of 11/1/91

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2010	9.51	7.75
2011	-10.80	-12.14
2012	18.79	17.32
2013	17.56	22.78
2014	-7.88	-4.90
2015	4.86	-0.81
2016	-6.66	1.00
2017	24.02	25.03
2018	-16.27	-13.79
2019	13.12	9.98

Growth of $10,000

From March 31, 2009 to March 31, 2019



Sit International Growth Fund
MSCI EAFE Index
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions

Applications

Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet

Summary Prospectus

Statutory Prospectus

Statement of Additional Information

Annual Report

SIT INTERNATIONAL GROWTH FUND

Cap Size: Large
Investment Style: Growth

Ticker: SNGRX

Overview | Returns | **Risk** | Holdings

Information reported as of March 31, 2019

Return Volatility


20.0
10.0
0.0
Sit International Growth Fund
MSCI EAFE Index
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *International Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 70 Up Quarters

Down Market Performance

Average 3-Month Returns of 39 Down Quarters


10%
5%
0%
-5%
-10%
Average 3-Month Return
Rising Market
Falling Market
Sit International Growth Fund
MSCI EAFE Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, November 1, 1991. For complete performance data see the *International Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT INTERNATIONAL GROWTH FUND

Ticker: SNGRX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2019

Country Allocation (%)



18.9	United Kingdom
12.9	Switzerland
10.0	China/Hong Kong
8.1	France
7.5	Germany
7.2	Japan
5.3	Netherlands
5.3	United States
23.0	11 Other Countries less than 5.3%
1.8	Cash and Other Assets

Sector Allocation (%)



18.7	Finance
12.7	Consumer Non-Durables
10.8	Technology Services
10.3	Health Technology
10.0	Producer Manufacturing
9.0	Electronic Technology
4.4	Process Industries
4.3	Energy Minerals
18.0	Sectors less than 4%
1.8	Cash & Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Nestle SA	3.5
Royal Dutch Shell, PLC, ADR	2.3
Allianz SE	2.3
Diageo, PLC, ADR	2.1
Euronet Worldwide, Inc.	2.0
Safran SA	2.0
Alibaba Group Holding, Ltd., ADR	1.9
Suncor Energy, Inc.	1.9
Reckitt Benckiser Group, PLC	1.9
Novartis AG	1.9
Numbers of Holdings: 78	Top 10: 21.8

Portfolio Holdings

Complete List of Holdings for the International Growth Fund as of December 31, 2018.

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report


Grab something from industry giants
Sit Large Cap Growth Fund

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Fund Details

Inception Date:	9/2/82
Fund Assets (Millions):	$114.3
Wtd. Avg. Market Cap (Billions):	$279.5
Median Market Cap (Billions):	$78.5
Ticker:	SNIGX
CUSIP:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.00%

Average Annual Returns


Sit Large Cap Growth Fund
Russell 1000® Growth Index
20%
10%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Large Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in Domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

Risk-Reward Profile


LOW
HIGH

The Sit Large Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in large cap, growth-oriented stocks.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.2 billion (as of 3/31/19). The firm's sole business is investment management.

Portfolio Management


Roger J. Sit


Ronald D. Sit


Michael J. Stellmacher

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2019

Average Annual Returns (%)


20%
15%
10%
5%
0%
Returns
Sit Large Cap Growth Fund
Russell 1000® Growth Index
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Large Cap Growth Fund	**14.50**	**9.32**	**13.95**	**11.38**	**14.11**	**10.16**
Russell 1000® Growth Index	16.10	12.75	16.53	13.50	17.52	11.38

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2010	10.79	16.71
2011	-0.53	2.64
2012	13.96	15.26
2013	29.21	33.48
2014	10.97	13.05
2015	4.47	5.67
2016	4.36	7.08
2017	27.83	30.21
2018	-3.11	-1.51
2019	14.50	16.10

Growth of $10,000

From March 31, 2009 to March 31, 2019


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Sit Large Cap Growth Fund
Russell 1000® Growth Index
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Cap Size: Large
Investment Style: Growth

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Return Volatility


20.0
10.0
0.0
Sit Large Cap Growth Fund
Russell 1000® Growth Index
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Large Cap Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 105 Up Quarters

Down Market Performance

Average 3-Month Returns of 44 Down Quarters


10%
5%
0%
-5%
-10%
Average 3-Month Return
Rising Market
Falling Market
Sit Large Cap Growth Fund
Russell 1000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Large Cap Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT LARGE CAP GROWTH FUND

Ticker: SNIGX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2019

Sector Allocation (%)

Click on chart segments for detailed information.



28.6	Technology Services
13.1	Electronic Technology
9.3	Retail Trade
8.9	Health Technology
8.8	Producer Manufacturing
7.9	Consumer Services
5.2	Finance
5.0	Consumer Non-Durables
12.8	Sectors less than 4%
0.4	Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Alphabet, Inc.	6.9
Apple, Inc.	6.5
Microsoft Corp.	6.5
Amazon.com, Inc.	4.7
Visa, Inc.	4.1
UnitedHealth Group, Inc.	2.8
salesforce.com, Inc.	2.3
Facebook, Inc.	2.2
Adobe, Inc.	2.1
Broadcom, Inc.	2.1
Numbers of Holdings: 71	Top 10: 40.2

Portfolio Holdings

PDF Adobe *Complete List of Holdings for the Large Cap Growth Fund as of December 31, 2018.*

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions

Applications

Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet

Summary Prospectus

Statutory Prospectus

Statement of Additional Information

Annual Report


Imagine Your Future
Sit Mid Cap Growth Fund

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Fund Details

Inception Date:	9/2/82
Fund Assets (Millions):	$162.0
Wtd. Avg. Market Cap (Billions):	$24.6
Median Market Cap (Billions):	$11.8
Ticker:	NBNGX
CUSIP:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.25%

Average Annual Returns (%)


Sit Mid Cap Growth Fund
Russell Midcap® Growth Index
30%
20%
10%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Mid Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above-average, long-term earnings and revenue growth.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Risk-Reward Profile



LOW
HIGH

The Sit Mid Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in mid-cap size, growth-oriented stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.2 billion (as of 3/31/19). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit



Kent L. Johnson



Robert W. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2019

Average Annual Returns (%)


Sit Mid Cap Growth Fund
Russell Midcap® Growth Index
25%
20%
15%
10%
5%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

		Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit Mid Cap Growth Fund	**17.70**	**8.05**	**10.75**	**6.59**	**14.04**	**11.38**
Russell Midcap® Growth Index	19.62	11.51	15.06	10.89	17.60	--

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2010	27.10	26.38
2011	-6.53	-1.65
2012	18.36	15.81
2013	33.42	35.74
2014	6.01	11.90
2015	-2.22	-0.20
2016	3.10	7.33
2017	19.01	25.27
2018	-7.25	-4.75
2019	17.70	19.62

Growth of $10,000

From March 31, 2009 to March 31, 2019


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Sit Mid Cap Growth Fund
Russell Midcap® Growth Index
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by downloading them from the Documents page. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Cap Size: Mid

Investment Style: Growth

Information reported as of March 31, 2019

Return Volatility


20.0
10.0
0.0
Sit Mid Cap Growth Fund
Russell Midcap® Growth Index
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Mid Cap Growth Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 94 Up Quarters

Down Market Performance

Average 3-Month Returns of 39 Down Quarters


10%
5%
0%
-5%
-10%
Average 3-Month Return
Rising Market
Falling Market
Sit Mid Cap Growth Fund
Russell Midcap® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Mid Cap Growth Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2019

Sector Allocation (%)

Click on chart segments for detailed information.



22.1	Technology Services
11.4	Electronic Technology
10.6	Health Technology
9.2	Finance
8.7	Producer Manufacturing
7.3	Consumer Services
6.3	Retail Trade
4.2	Industrial Services
16.6	Sectors less than 4.2%
3.6	Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Arista Networks, Inc.	3.5%
Waste Connections, Inc.	3.1
Ulta Beauty, Inc.	3.0
TJX Cos., Inc.	2.8
Euronet Worldwide, Inc.	2.8
Thermo Fisher Scientific, Inc.	2.6
PTC, Inc.	2.3
Ingersoll-Rand, PLC	2.1
Ecolab, Inc.	2.1
Broadcom, Inc.	2.1
Number of Holdings: 80	Top 10: 26.3

Portfolio Holdings

PDF Adobe *Complete List of Holdings for the Mid Cap Growth Fund as of December 31, 2018.*

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report


Utilities
Health Care
Supporting Minnesota Communities
Schools
Transportation
Pollution Control
Industrial Development
Sit Minnesota Tax-Free Income Fund
Housing
Community Redevelopment

SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Fund Details

Inception Date	12/1/93
Fund Assets	$617.8M
Average Maturity	15.9 Years
Duration (Avg. Life)	4.7 Years
Ticker	SMTFX
CUSIP	82979K-10-0
Minimum Investment	$5,000
Minimum IRA Investment	$2,000
Expense Ratio	0.80%

Tax-Equivalent Yields

Income earned from investments in the Sit Minnesota Tax-Free Income Fund is exempt from both Federal and state taxes.

	Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	44.83% Tax Rate	46.63% Tax Rate
2.60	5.06	5.27

Average Annual Returns


Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index
7.5%
5%
2.5%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Minnesota Tax-Free Income Fund seeks current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital. To achieve its objective, the Fund invests primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

Risk-Reward Profile


LOW
HIGH

The Sit Minnesota Tax-Free Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in investment-grade, intermediate-duration municipal bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.2 billion (as of 3/31/19). The firm's sole business is investment management.

Portfolio Management



Paul J. Jungquist

logo35-60px

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Overview | **Returns** | Risk | Holdings

Information reported as of March 31, 2019

Tax-Equivalent Yields (%)

30-Day SEC Yield	**2.60**
44.83% Tax Rate	**5.06**
46.63% Tax Rate	**5.27**

Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after-tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

Average Annual Returns (%)


Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index
6%
5%
4%
3%
2%
1%
0%
Returns
3 Month
1 Year
3 Year
5 Year
10 Year
Since Inception*

	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit MN Tax-Free Income Fund	**2.60**	**4.15**	**2.66**	**3.69**	**5.35**	**4.66**
Bloomberg Barclays 5-yr Muni Bond Index	2.11	4.42	1.79	2.23	3.12	4.22

*Inception Date of 12/1/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2010	3.18	3.40
2011	10.64	6.93
2012	7.24	2.97
2013	-3.10	0.81
2014	9.91	3.19
2015	3.54	2.43
2016	0.14	-0.39
2017	5.83	3.14
2018	1.03	1.69
2019	2.60	2.11

Growth of $10,000

From December 1, 1993 to March 31, 2019


Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

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SIT MINNESOTA TAX-FREE INCOME FUND

Quality: Medium
Duration: Intermediate

Ticker: SMTFX

Overview | Returns | **Risk** | Holdings

Information reported as of March 31, 2019

Return Volatility


20.0
10.0
0.0
Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index
3-Year Standard Deviation
Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Minnesota Tax-Free Income Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 83 Up Quarters

Up Market Performance

Average 3-Month Returns of 19 Down Quarters


5.0%
2.5%
0.0%
-2.5%
-5.0%
Average 3-Month Return
Rising Market
5.0%
2.5%
0.0%
-2.5%
-5.0%
Average 3-Month Return
Falling Market
Sit MN Tax-Free Income Fund
Bloomberg Barclays 5-yr Muni Bond Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 1, 1993. For complete performance data see the *Minnesota Tax-Free Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

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SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2019

Duration

Average Maturity:	Duration to Estimated Average Life:
15.9 Years	**4.7 Years**

Quality Ratings (%)

Click on chart segments for detailed information.



- 11.4 AAA
- 27.6 AA
- 15.4 A
- 8.8 BBB
- 6.1 Less than BBB
- 25.4 Nonrated
- 5.3 Other Assets and Liabilities

Sector	*Assessment of Non-Rated Securities
AAA	0.0%
AA	0.0
A	1.4
BBB	4.9
BB	17.7
>BB	1.4

Sector Allocation (%)



- 19.4 Multi Family Mortgage
- 16.9 Single Family Mortgage
- 15.7 Hospital / Health Care
- 13.2 Education/Student Loan
- 8.7 General Obligation
- 5.2 Municipal Lease
- 4.5 Other Revenue
- 3.5 Utility
- 7.6 Sectors less than 3.5%
- 5.3 Cash and Other Net Assets

Portfolio Holdings

PDF Adobe *Complete List of Holdings for the Minnesota Tax-Free Income Fund as of December 31, 2018.*

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

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SIT QUALITY INCOME FUND

Offering both stability and income

SIT QUALITY INCOME FUND

Ticker: SQIFX

Overview | Returns | Risk | Holdings

Information reported as of March 31, 2019

Fund Details

Inception Date:	12/31/12
Fund Assets (Millions):	$82.3
Average Maturity:	9.7 Years
Effective Duration:	1.1 Years
Ticker:	SQIFX
CUSIP:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.90%

Average Annual Returns


Sit Quality Income Fund
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index
4%
3%
2%
1%
0%
Returns
Three Month
One Year
Three Year
Five Year
Since Inception*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available*. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Quality Income Fund objective is to provide high current income and safety of principal by investing, under normal market conditions, at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, and mortgage and other asset-backed securities. Investment-grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

Risk-Reward Profile


LOW
HIGH

Investment Style

The Fund invests in high-quality, short-duration bonds.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

The Sit Quality Income Fund has lower risk and lower reward potentials.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $13.2 billion (as of 3/31/19). The firm's sole business is investment management.

Portfolio Management



Bryce A. Doty



Mark H. Book



Christopher M. Rasmussen

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page*.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

SIT QUALITY INCOME FUND

Ticker: SQIFX

Information reported as of March 31, 2019

Yields (%)

30-Day SEC Yield	**2.19%**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)


Sit Quality Income Fund
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index
4%
3%
2%
1%
0%
Returns
3 Month
1 Year
3 Year
5 Year
Since Inception*

	Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Since Inception*
Sit Quality Income Fund	**1.13**	**2.17**	**1.29**	**0.82**	**0.79**
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index	1.21	3.03	1.32	1.22	1.12

*Inception Date of 12/31/12

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2013	0.58	0.64
2014	0.68	0.77
2015	-0.27	0.65
2016	0.79	1.28
2017	1.16	0.84
2018	0.90	1.60
2019	1.13	1.21

Growth of $10,000

From December 31, 2012 to March 31, 2019


$10,800
$10,600
$10,400
$10,200
$10,000
$9,800
Sit Quality Income Fund
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index
Jan '13
Jul '13
Jan '14
Jul '14
Jan '15
Jul '15
Jan '16
Jul '16
Jan '17
Jul '17
Jan '18
Jul '18
Jan '19

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund.. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

SIT QUALITY INCOME FUND

Ticker: SQIFX

Quality: High
Duration: Short

Overview | Returns | **Risk** | Holdings

Information reported as of March 31, 2019

Return Volatility


0.9
Sit Quality Income Fund
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index
10.0
0.0
3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Quality Income Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 20 Up Quarters


1.0%
0.5%
0.0%
-0.5%
-1.0%
Average 3-Month Return
Rising Market

Down Market Performance

Average 3-Month Returns of 5 Down Quarters


1.0%
0.5%
0.0%
-0.5%
-1.0%
Average 3-Month Return
Falling Market
Sit Quality Income Fund
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2012. For complete performance data see the *Quality Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

SIT QUALITY INCOME FUND

Ticker: SQIFX

Overview | Returns | Risk | **Holdings**

Information reported as of March 31, 2019

Duration

Average Maturity	Effective Duration
9.7 Years	**1.1 Years**

Sector Allocation (%)



%	Sector
39.0	U.S. Treasury/Federal Agency
17.4	Corporate Bonds
11.9	Mortgage Pass-Through (Agy.)
10.4	Asset-Backed (non-agency)
9.2	Taxable Municipal
8.6	CMO (non-agency)
1.8	Taxable Municipal (Agy-Backed)
1.7	Cash and Other Net Assets

Portfolio Holdings

PDF Adobe

Complete List of Holdings for the Quality Income Fund as of December 31, 2018.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More infomation on these risks considerations, as well as infomation on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

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Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.